UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 000-50231

(Check One):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☑ Form l0-Q	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K and Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates: Not Applicable
PART I
REGISTRANT INFORMATION
Full name of registrant:  Federal National Mortgage Association
Former name if applicable:  Not Applicable
Address of principal executive office (Street and number):  3900 Wisconsin Avenue, NW
City, state and zip code:  Washington, D.C. 20016

PART II
RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
Fannie Mae (formally, the Federal National Mortgage Association) has determined that it is unable to file its Form 10-Q for the quarter ended June 30, 2006 by the August 9, 2006 due date or by August 14, 2006 and, accordingly, Fannie Mae is not requesting the five-day extension permitted by the rules of the Securities and Exchange Commission (the “SEC”).
This notice and the attached explanation discuss the following matters:
•	The process and expected timing of our restatement and the related audit;

•	New York Stock Exchange (“NYSE”) listing standards relating to SEC filings and information about our continued NYSE listing;

•	Management’s assessment of our internal control over financial reporting;

•	The final report issued by the Office of Federal Housing Enterprise Oversight (“OFHEO”), our safety and soundness regulator, on the results of its investigation, and, concurrently with the release of the report on May 23, 2006, our settlements with the SEC and OFHEO;

•	Additional information regarding the estimated impact of errors in our accounting for derivatives. We previously estimated the cumulative impact of these errors as a $10.8 billion loss as of December 31, 2004, consisting of an $8.4 billion loss on derivatives other than mortgage commitments and a $2.4 billion loss on mortgage commitments. We have since determined that a net gain was realized on certain mortgage commitments that we expect to significantly reduce the previously estimated $2.4 billion loss on mortgage commitments as of December 31, 2004, although we are unable to quantify the amount at this time;

•	Key business and market issues that have affected the company;

•	Information regarding our administrative expenses;

•	The reduction of our estimated losses as a result of Hurricanes Katrina and Rita;

•	Risks and risk management practices;

•	An investigation of, and legal proceedings filed against, Fannie Mae relating to accounting and other matters; and

•	Legislative and regulatory developments relating to strengthening regulatory oversight of the government- sponsored housing enterprises.
Our restatement and the related audit
     We are not able to file a timely Form 10-Q because we have not completed our financial statements for the second quarter of 2006. We have determined that our previously filed audited and interim financial statements for the periods from January 2001 through the second quarter of 2004 should no longer be relied upon because those financial statements were prepared applying accounting practices that did not comply with generally accepted accounting principles (“GAAP”). Accordingly, we are conducting a restatement of our historical financial statements for the years ended December 31, 2003 and 2002. More information relating to our restatement and the preparation of our financial statements for the year ended December 31, 2004 may be found in Forms 8-K we filed with the SEC on March 18, 2005, May 11, 2005, August 9, 2005, November 10, 2005, February 24, 2006, March 13, 2006 and May 9, 2006.
     We have completed a comprehensive review of our accounting policies and practices in order to determine whether these policies and practices are consistent with GAAP. Information about our accounting review is provided below under “Status of Accounting Review.”
     We are working to complete the restatement of our financial statements for the years ended December 31, 2003 and

2002, and to prepare our financial statements for the year ended December 31, 2004. Deloitte & Touche LLP, our independent auditor, is working to complete its audit of these financial statements. We also are reviewing our accounting routines and controls, and our financial reporting processes. We will continue to inform OFHEO and Deloitte & Touche of our progress on these matters, including our progress in completing the restatement, realigning our financial control and audit functions, and improving our financial reporting systems.
     Restating our 2002 and 2003 financial statements and preparing our 2004 financial statements has required, and continues to require, a substantial amount of time and resources because the restatement entails significant complexities, including:
•	a thorough and comprehensive review of our accounting policies and practices, and the implementation of our revised accounting policies, which are often complex because of the nature of policies such as accounting for derivatives and mortgage purchase and sale commitments;

•	obtaining and/or validating market values for a large volume of transactions, including all of our derivatives, commitments and securities at multiple points in time over the restatement period;

•	enhancing or developing new systems to track, value and account for securities, commitments and derivatives; amortize deferred price adjustments; account for our guarantee obligations; and monitor and assess impairment;

•	restating our financial statements for multiple periods under the standards relevant at various points in time; and

•	the existence of deficiencies in our accounting controls during the restatement period that necessitate substantive audit testing procedures by our independent auditor.
     Based on our current assessment, we plan to complete our restatement and file our Annual Report on Form 10-K for the year ended December 31, 2004 by the end of 2006. We are committed to devoting all resources necessary to complete the restatement as expeditiously as possible. However, because many of the activities are sequential in nature, accelerating the completion of the restatement is difficult.
NYSE listing and standards for our continued listing
     Under its listing standards, the NYSE may initiate suspension and delisting proceedings when a listed company, such as Fannie Mae, fails to file its Annual Report on Form 10-K with the SEC in a timely manner. The NYSE generally will begin suspension and delisting procedures if a company has not filed its periodic annual report by the end of the twelve-month period following the due date for the filing. The NYSE, in its sole discretion, may determine to allow a company to continue listing beyond the twelve-month period in certain very limited circumstances set forth in the NYSE’s listing standards. In determining whether to allow trading in a company’s securities to continue, the NYSE will consider, among other things, a company’s financial health and compliance with the NYSE’s qualitative and quantitative listing standards, as well as whether there is a reasonable expectation that the company will be able to resume timely filings in the future. The NYSE’s listing standards require the NYSE to reevaluate its determination to continue the listing of such a company once every three months and, if the NYSE reaffirms its decision to allow trading to continue, to advise the SEC of the reaffirmation and publish it on the NYSE’s website.
     Our Annual Report on Form 10-K for the year ended December 31, 2004 was not filed when due, nor was it filed by the end of the twelve-month period after it was due (i.e., by March 16, 2006). However, the NYSE has notified us that it has granted our request for the continued listing of our common stock and other listed securities. Our continued listing is subject to quarterly reviews by the NYSE, as well as ongoing monitoring of our progress toward restating our financial statements and filing our periodic reports with the SEC. If the NYSE does not affirm its decision to allow trading to continue in any quarterly review, our listed securities would become subject to NYSE trading suspension and delisting proceedings. We are engaged in regular discussions with the NYSE staff regarding the status of the restatement and our ability to maintain our listing through completion of the restatement. Until we are current with our SEC periodic reporting requirements, the NYSE will identify us as a late filer on its website and will disseminate on the consolidated tape an indicator of our late-filer status.

Management’s assessment of internal control over financial reporting; Sarbanes-Oxley Act Section 404
     In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our management has been assessing the effectiveness of our internal control over financial reporting that existed as of December 31, 2004 and as of December 31, 2005. Management also has been evaluating and implementing changes in internal control over financial reporting in order to address identified material weaknesses. To date, we have identified material weaknesses in a number of broad categories, including: our control environment, our financial reporting process, our information technology infrastructure, our application of generally accepted accounting principles, our independent model verification process, our treasury and trading operations, our pricing verification process, and our wire controls. Management also may uncover additional material weaknesses as this assessment process continues. Our management has implemented a comprehensive, detailed work plan to address our identified material weaknesses, including completely reorganizing our finance area and hiring a new Chief Financial Officer, a new Controller, a new Chief Audit Executive and several other new accounting officers, reorganizing our risk management and corporate compliance functions and appointing a new Chief Risk Officer and a new Chief Compliance Officer. In addition, we have developed, and begun to execute upon, targeted remediation plans for each material weakness that we have identified.
     Management’s report on internal control over financial reporting in our Annual Report on Form 10-K for the year ended December 31, 2004 will conclude that our internal control over financial reporting was ineffective as of December 31, 2004 due to the presence of material weaknesses. We expect that management’s report on internal control over financial reporting in our Annual Report on Form 10-K for the year ended December 31, 2005 will conclude that our internal control over financial reporting was also ineffective as of December 31, 2005. Management will discuss in its reports for 2004 and 2005 identified material weaknesses and the actions that we have taken and plan to take to remediate these material weaknesses. Management and Deloitte & Touche have considered these material weaknesses in developing their approach to the preparation and audit, respectively, of our financial statements.
     Deloitte & Touche, which we engaged as our external auditor after December 31, 2004, has advised us that it will be unable to express an opinion on our internal control over financial reporting as of December 31, 2004. As our external auditor during the year ended December 31, 2005, we believe Deloitte & Touche will be able to issue an opinion regarding the effectiveness of our internal control over financial reporting as of December 31, 2005. Based on our expectation noted above that management will conclude that our internal control over financial reporting was ineffective as of December 31, 2005, we believe that Deloitte & Touche’s opinion will similarly conclude that our internal control over financial reporting was ineffective as of December 31, 2005.
Final OFHEO Report of the Special Examination of Fannie Mae
     On May 23, 2006, OFHEO issued its final report on its special examination of our accounting policies, internal controls, financial reporting, corporate governance, and other safety and soundness matters. OFHEO’s final report concluded that, during the period covered by the report (1998 to mid-2004), a large number of our accounting policies and practices did not comply with GAAP and we had serious problems in internal controls, financial reporting and corporate governance. The OFHEO report is available on our website (www.fanniemae.com) and on OFHEO’s website (www.ofheo.gov).
Settlements with OFHEO and SEC
     Concurrently with OFHEO’s release of its final report, we entered into comprehensive settlements that resolved open matters with OFHEO and the SEC. As part of the settlements, we agreed to pay a $400 million civil penalty to the United States government, with $50 million payable to the United States Treasury and $350 million payable to the SEC for distribution to shareholders pursuant to the Fair Fund provisions of the Sarbanes-Oxley Act of 2002. This $400 million penalty, which has been recorded as an expense in our 2004 financial statements, is not deductible for tax purposes.
OFHEO Settlement
     On May 23, 2006, we agreed to OFHEO’s issuance of a consent order. In entering into this settlement, we neither admitted nor denied any wrongdoing or any asserted or implied finding or other basis for the consent order. Under this consent order, in addition to the civil penalty described above, we agreed to undertake specified remedial actions to address the recommendations contained in OFHEO’s special examination report, including actions relating to our corporate governance, Board of Directors, capital plans, internal controls, accounting practices, public disclosures, regulatory reporting, personnel and compensation.

     The consent order superseded and terminated both our September 27, 2004 agreement with OFHEO and the March 7, 2005 supplement to that agreement, and resolved all matters addressed by OFHEO’s interim and final reports of its special examination.
     Among other matters, under the consent order, we agreed not to increase our net “mortgage portfolio” assets above the amount shown in our minimum capital report to OFHEO for December 31, 2005 ($727.7 billion), except under limited circumstances at the discretion of OFHEO. In addition, we agreed to seek the approval of the Director of OFHEO before engaging in any transaction that could have the effect of reducing our capital surplus below an amount equal to 30 percent more than our statutory minimum capital requirement referenced in our February 2005 capital restoration plan. We also agreed to submit a written report to OFHEO detailing the rationale and process for any proposed capital distribution before making the distribution. These agreements will continue in effect until the Director of OFHEO determines that the requirements of the capital restoration plan should be modified or should expire, considering factors such as the resolution of our accounting and internal control issues. The OFHEO consent order has been filed as an exhibit to the Form 8-K that we filed with the SEC on May 30, 2006.
SEC Settlement
     On May 23, 2006, without admitting or denying the SEC’s allegations, we consented to the entry of a final judgment requiring us to pay the civil penalty described above and permanently restraining and enjoining us from future violations of the anti-fraud, books and records, internal controls and reporting provisions of the federal securities laws. The settlement resolved all claims asserted against us in the SEC’s civil proceeding. Our consent to the final judgment has been filed as an exhibit to the Form 8-K that we filed with the SEC on May 30, 2006.
Forward-Looking Statements
     The information provided in this notice and the attached explanation includes forward-looking statements, including statements regarding the restatement and related audit of our financial statements for prior periods and the timing and impact thereof; the anticipated impact of certain accounting errors and related matters on our results of operations, financial condition and calculations of regulatory capital; the scope and number of material weaknesses in internal control over financial reporting and their potential effect on the restatement process; the anticipated future performance of our businesses; our belief that our new Streamlined Refi PlusTM process will help to improve our delivery volumes during periods of significant refinancing activity; our estimates and expectations with respect to multifamily property vacancy rates and rental rates; our belief that, if the number of new jobs stagnates, it will weaken demand for rental apartments; our belief that a significant proportion of new condominium units may not be sold; our expectation that multifamily lending will decrease during the second half of 2006; our belief that, over the next several months, the amount of mortgages we have committed to purchase is not likely to exceed the amount of mortgages liquidating from the portfolio; the anticipated impact of our actions and investments on the mortgage market; our estimated losses resulting from Hurricanes Katrina and Rita; our estimate of restatement and related regulatory costs, which we currently anticipate will total over $800 million for full year 2006; and our expectations regarding Deloitte & Touche’s ability to issue opinions on the effectiveness of our internal control over financial reporting and the nature of its opinion.
     Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by Fannie Mae’s management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them publicly in light of new information or future events. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Examples of these factors include, but are not limited to, the timing and nature of the final resolution of the accounting issues discussed in this notice and the attached explanation; any significant increase in our delinquency rates; the outcome of the investigation being conducted by the U.S. Attorney’s Office for the District of Columbia; the outcome of pending litigation; general business, economic and political conditions, including changes in interest rates, housing prices and employment rates; competitive developments in the mortgage market or changes in the rate of growth in total outstanding U.S. residential mortgage debt; changes in applicable legislative or regulatory requirements; our ability to identify and remedy internal control weaknesses and deficiencies; our ability to effectively implement our business strategies and manage the risks in our business; the other factors discussed in this notice and the attached explanation; and the reactions of the marketplace to the foregoing.

PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Scott Lesmes	(202)	752-7000

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                         ☐     Yes                    ☑     No
     Fannie Mae has not filed the following periodic reports: a Quarterly Report on Form 10-Q for the period ended September 30, 2004; an Annual Report on Form 10-K for the period ended December 31, 2004; Quarterly Reports on Form 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005; an Annual Report on Form 10-K for the period ended December 31, 2005; and a Quarterly Report on Form 10-Q for the period ended March 31, 2006.
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         ☑     Yes                    ☐     No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Please see attached explanation.

Federal National Mortgage Association

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2006	By:	/s/ Robert T. Blakely

	Name:	Robert T. Blakely
	Title:	Executive Vice President and Chief Financial Officer

Explanation Referred to in Part IV, Item (3) of Form 12b-25
     We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the quarter ended June 30, 2006 will reflect significant changes from our results of operations for the quarter ended June 30, 2005. Because of the restatement and related audit process described above, we are unable to provide a reasonable estimate of either our second quarter 2006 results of operations or our second quarter 2005 results of operations. Accordingly, we cannot at this time estimate what significant changes will be reflected in our second quarter 2006 results of operations compared to our second quarter 2005 results of operations.
     Presented below is a discussion of certain accounting matters that may significantly impact the results of operations that we ultimately report for the quarters ended June 30, 2006 and June 30, 2005, followed by a discussion of certain key business and market issues that have affected us; information regarding our administrative expenses; an update on our estimated losses as a result of Hurricanes Katrina and Rita; disclosures regarding certain of our risks and risk management practices; a description of an investigation of, and legal proceedings filed against us relating to, accounting and related matters; and updates on certain legislative and regulatory matters.
Accounting Review
Status of Accounting Review
     As previously disclosed, we have been engaged in a thorough and comprehensive review of our accounting policies and practices in order to determine whether these policies and practices were consistent with GAAP. In our Forms 12b-25 filed with the SEC on March 13, 2006 and May 9, 2006, we provided an update on the status of our accounting review, as well as a summary of the accounting errors we had identified as a result of our review.
     At this time, we have completed our analysis and determination of whether the accounting issues we have identified pursuant to our review resulted in an error requiring restatement. We believe that, with the filing of this report, we have identified all errors requiring restatement and that the discussion below under “Accounting Error Relating to Recognition of Master Servicing Asset” describes the last of these errors. We have also discussed our conclusions with the Audit Committee of our Board of Directors, Deloitte & Touche, and OFHEO. Our conclusions remain subject to further analysis in the course of the completion of the restatement and Deloitte & Touche’s audit, and we do not expect to be able to quantify the final financial statement impact of the accounting errors discussed in this notice or our Forms 12b-25 filed with the SEC on March 13, 2006 and May 9, 2006 until we complete our restatement, including our 2004 financial statements.
Additional Information Relating to our Accounting for Derivatives
     Background. As a result of continuing progress on the restatement, we are providing additional information relating to our accounting for derivatives. In our Form 12b-25 filed with the SEC on March 13, 2006, we disclosed our conclusions that we had made errors in our application of Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, to certain of our hedging relationships, and in our application of Statement of Financial Accounting Standards No. 149 (SFAS 149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities, to our mortgage commitments. At that time, we estimated that these errors in our accounting for derivative instruments and hedging relationships, including our mortgage commitments, would result in a total of $10.8 billion in losses through December 31, 2004, $8.4 billion of which related to losses on derivatives other than mortgage commitments and the remaining $2.4 billion of which related to losses on our mortgage commitments. Based on our further progress in restating those instruments, we are confirming the $8.4 billion estimate of the cumulative loss on derivatives other than mortgage commitments as of December 31, 2004. We believe, however, that the cumulative loss as of December 31, 2004 relating to accounting for mortgage commitments will be significantly smaller than our previous estimate of a $2.4 billion loss due to certain offsetting gains on mortgage commitments we entered into prior to our adoption of SFAS 149, although we are unable to quantify the amount at this time.
     Mortgage Commitments. As disclosed in our March 13, 2006 Form 12b-25, upon our adoption of SFAS 149 on July 1, 2003, we misapplied cash flow hedge accounting criteria for our post-SFAS 149 mortgage commitments, which are the commitments to acquire mortgage assets that we entered into after July 1, 2003. In our March 13 Form 12b-25, we estimated that this error relating to our post-SFAS 149 mortgage commitments would result in net cumulative losses, on an after-tax basis, of approximately $2.4 billion through December 31, 2004. We also reported in our March 13 Form 12b-25 that we had concluded that, under SFAS 133, it was an error not to account for our pre-SFAS 149 “long-dated” mortgage commitments as derivative instruments. These long-dated derivative instruments are commitments to acquire mortgage assets that we entered into prior to the July 1, 2003 effective date of SFAS 149, where the settlement date of the commitment occurred later than the first available settlement date. At the time of filing our March 13 Form 12b-25, we were unable to estimate the effect of the error relating to these pre-SFAS 149 mortgage commitments.

     Since filing our March 13 Form 12b-25, we have completed the process of restating the post-SFAS 149 mortgage commitments and the pre-SFAS 149 mortgage commitments. Based on this work, we have determined that the pre-SFAS 149 commitments, which we are recording at fair value through earnings as required by SFAS 133, will result in a net gain for the period from January 1, 2001 (the date of adoption of SFAS 133) through December 31, 2004. When a derivative mortgage commitment closes and the mortgage assets are acquired, any gain on the commitment becomes a premium on the acquired mortgage asset, and any loss on the commitment becomes a discount on the acquired mortgage asset. The premium or discount is then amortized through earnings over the life of the asset. As a result, the gain on the pre-SFAS 149 commitments will be partially reduced, through December 31, 2004, by amortization of the resulting premium on the related mortgage assets. In addition, the loss on the post-SFAS 149 commitments will be partially reduced, through December 31, 2004, by amortization of the resulting discount on the related mortgage assets. Any premium or discount that has not been fully amortized by December 31, 2004 will be amortized over subsequent periods and will affect subsequent period earnings. We have not yet completed our restatement work relating to the required amortization of either the mortgage asset premium or the mortgage asset discount and, therefore, are unable to quantify the amount of any unamortized premium or discount at December 31, 2004. We also are unable to estimate the periods subsequent to December 31, 2004 over which the unamortized premium or discount will be amortized.
     We expect that, after adjustment for amortization, the gain on the pre-SFAS 149 commitments will significantly reduce the previously estimated $2.4 billion loss related to the post-SFAS 149 commitments. Because our current expectation remains subject to further analysis in the course of the completion of the restatement and Deloitte & Touche’s audit, the amount of the reduction may increase or decrease materially from our expectation.
Accounting Error Relating to Recognition of Master Servicing Asset
     We have concluded that, in addition to the accounting errors we previously disclosed in our Forms 12b-25 filed with the SEC on March 13, 2006 and May 9, 2006, we made an error with respect to our accounting for our master servicing arrangements. We expect that correcting our failure to record a master servicing asset or liability in connection with these arrangements, as described below, will have an insignificant impact on regulatory capital.
     In connection with our establishment of a Fannie Mae mortgage-backed securities (“Fannie Mae MBS”) trust, we enter into a master servicing arrangement with the trust under which we are compensated to carry out administrative functions for the trust and oversee the primary servicers’ performance of the day-to-day servicing of the trust’s mortgage assets. We did not record a master servicing asset or liability in connection with these transactions as required by Statement of Financial Accounting Standards No. 140 (SFAS 140), Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. To the extent that the fair value of the compensation we receive for master servicing is greater or less than “adequate compensation,” as that term is used in SFAS 140, we will record a master servicing asset or liability, respectively. Correcting this error requires recognition of a master servicing asset with a corresponding liability that represents deferred profit or a corresponding increase to earnings, depending on whether the master servicing asset arises as a result of a lender swap transaction or a sale of mortgage assets, respectively. For certain arrangements, correcting this error also requires the recognition of a master servicing liability with a corresponding reduction in earnings.
Impact of Accounting Errors on Regulatory Capital
     We do not expect to be able to quantify the final financial statement impact of our accounting errors until we complete our restatement, including our 2004 financial statements. However, all of the accounting errors have been reviewed with OFHEO in the course of discussions in connection with our monthly minimum capital submissions. Pursuant to an agreement with OFHEO, we are required to maintain a 30 percent capital surplus over our statutory minimum capital requirement. This requirement that we maintain a 30 percent capital surplus over our statutory minimum capital requirement is referred to as the “OFHEO-directed minimum capital requirement.” Based on our current view of the accounting errors we have identified, we believe we continue to meet our regulatory capital requirements, including the OFHEO-directed minimum capital requirement. On June 30, 2006, OFHEO announced that we were classified as adequately capitalized as of March 31, 2006, with our core capital of $40.333 billion as of March 31, 2006 exceeding our statutory minimum capital requirement by $11.625 billion and our OFHEO-directed minimum capital requirement by $3.013 billion. We have continued to increase our capital surplus since March 31, 2006. OFHEO’s capital classification is based on our estimates of our financial condition and remains subject to revision during our restatement and the related audit.
Key Business and Market Issues
     Fannie Mae is a shareholder-owned corporation chartered by the U.S. Congress to increase the availability and affordability of homeownership in America. In accordance with our charter, we seek to achieve this mission objective by providing and maintaining liquidity in the secondary mortgage market. Our primary businesses each contribute to our liquidity function, and together serve to increase the total amount of funds available to finance mortgages for low-, moderate- and middle-income Americans.
     Our businesses are significantly affected by the dynamics of the underlying market—the secondary market for residential mortgage debt outstanding. These dynamics include the total amount of residential mortgage debt outstanding, the volume and composition of mortgage originations, the level of competition for mortgage assets generally among investors, and the availability and level of competition for mortgage assets that contribute to our affordable housing mission goals. The level of competition in the secondary mortgage market has intensified in recent years, driven by sustained demand among domestic and international investors for U.S. mortgage-related assets. Competition for these assets remained robust in the second quarter of 2006.
     The following discussion highlights recent developments in our primary businesses and the markets in which they operate.
Single-Family Credit Guaranty Business
     In our single-family credit guaranty business, we issue Fannie Mae MBS in exchange for pools of loans delivered to us by lenders. We guarantee the timely payment of principal and interest on Fannie Mae MBS, for which we are paid a guaranty fee. This activity supports our mission objectives by enabling primary lenders to redeploy capital to fund additional mortgage loans by selling highly-liquid Fannie Mae MBS in the secondary market.
     Total single-family Fannie Mae MBS outstanding (including MBS held in our portfolio) remained constant at $1.9 trillion at both June 30, 2006 and March 31, 2006, compared with $1.8 trillion at June 30, 2005. We have been the largest agency issuer of mortgage-related securities in every year since 1990. We believe that the higher volume of tradable Fannie Mae MBS in the secondary market has resulted in an investor preference for 30-year fixed-rate Fannie Mae MBS as compared to 30-year fixed rate mortgage-related securities issued by other market participants, particularly in the “to be announced” market, a forward trading market for mortgage securities issued by Fannie Mae, Freddie Mac and Ginnie Mae.
     The volume of Fannie Mae MBS issued by our single-family credit guaranty business reflects the volume of mortgage assets available for guaranty and our assessment of the credit risk and pricing dynamics of these assets in light of our business goals and mission objectives. We estimate that total single-family mortgage-related securities issued by Fannie Mae and all other market participants increased by approximately 3 percent in the second quarter of 2006, from approximately $495.4 billion for the quarter ended March 31, 2006 to approximately $512.1 billion for the quarter ended June 30, 2006. Our total issuance of single-family Fannie Mae MBS increased by 5 percent to $117.7 billion for the quarter ended June 30, 2006, compared with $112.1 billion for the quarter ended March 31, 2006. We estimate that our market share of new single-family mortgage-related securities issuance for the second quarter of 2006 remained relatively constant at 22.9 percent, compared with 22.5 percent for the first quarter of 2006. Our estimates of market share are based on publicly available data and exclude previously securitized mortgages.
     The increase in our volume of single-family mortgage-related securities issuance in the second quarter was driven largely by increased issuance of Fannie Mae MBS backed by fixed-rate mortgage loans. Fixed-rate mortgage loans represented an estimated 85 percent of our conventional single-family mortgage acquisitions for the quarter ended June 30, 2006, compared with 80 percent for the quarter ended March 31, 2006. Adjustable-rate mortgages, or ARMs, represented an estimated 15 percent of our conventional single-family mortgage acquisitions for the quarter ended June 30, 2006, down from 20 percent for the quarter ended March 31, 2006. Negative-amortizing ARMs represented an estimated 1 percent of our conventional single-family mortgage acquisitions for the quarter ended June 30, 2006, down from 5 percent for the quarter ended March 31, 2006. Interest-only ARMs represented an estimated 9 percent of our conventional single-family mortgage acquisitions for both the quarter ended June 30, 2006 and the quarter ended March 31, 2006. We estimate that ARMs represented 13 percent of our conventional single-family mortgage credit book of business at June 30, 2006, and that negative-amortizing and interest-only ARMS together represented approximately 6 percent of our conventional single-family mortgage credit book of business at June 30, 2006. The estimates in this paragraph are based on conventional single-family mortgage loans (consisting of single-family loans held in our portfolio, underlying Fannie Mae MBS held in our portfolio and held by others, and underlying certain whole loan Real Estate Mortgage Investment Conduits, or “REMICs”) and exclude reverse mortgages and non-Fannie Mae mortgage-related securities held in our portfolio. These excluded products represent an estimated 8 percent of our total conventional single-family mortgage credit book of business as of June 30, 2006, and an estimated 16 percent of our conventional single-family mortgage acquisitions for the quarter ended June 30, 2006. We expect the inclusion in our estimates of these excluded products would affect the percentages set forth in this paragraph.

     The Federal Housing Finance Board’s monthly interest rate survey reported that 27 percent of prime conventional single-family purchase loans originated in June 2006 were ARMs, compared with 32 percent in June 2005. Despite this decline in ARM originations, we believe the current proportion of ARM originations remains higher than what would be indicated by the difference in rates on adjustable-rate and fixed-rate mortgages, which has narrowed considerably over the past two years. We anticipate that the flattening of the yield curve, slower or flat appreciation in home prices, and the payment shock that certain consumers will experience from the reset of many ARMs to higher rates may fuel a further shift into fixed-rate mortgages and longer-term ARMs during the latter half of 2006 and in subsequent years. We have been working with our lender partners to develop products to streamline processes to respond to a potentially significant demand for refinancings. Specifically, we have introduced Streamlined Refi PlusTM which, with its reduced documentation requirements, simplified underwriting processes and competitive pricing, is designed to help lenders retain borrowers following ARM resets. We believe this process will help to improve our delivery volumes during periods of significant refinancing activity.
     We have continued to work with our lender customers to support a broad range of mortgage products, including Alt-A and sub-prime products. Although there is no uniform definition for sub-prime and Alt-A loans across the mortgage industry, Alt-A loans are generally defined as loans with lower documentation requirements than prime loans, while sub-prime loans typically have lower credit quality. The proportion of mortgage originations consisting of Alt-A and sub-prime mortgages has increased in recent years. We may increase our participation in non-traditional mortgage products if we conclude it would be economically advantageous or if it would contribute to our mission objectives. We continue to closely monitor credit risk and pricing dynamics across the full spectrum of mortgage product types.
     Our single-family credit guaranty business has remained focused on the achievement of our regulatory and corporate mission objectives. Meeting certain of the goals defined by the Department of Housing and Urban Development (“HUD”), our mission regulator, has become more challenging, particularly in light of incremental increases in goal levels that take effect from 2005 through 2008, and declines in housing affordability. We have taken steps to address the challenge of meeting our HUD goals. These steps include enhancing our MyCommunityMortgageTM product, an affordable housing outreach program, by adding the product to our standard underwriting guide and eliminating the requirement of a $500 contribution from the borrower’s own funds, as well as other improvements. We have also made changes to our automated Desktop UnderwriterTM underwriting system to facilitate lenders’ approval of more loans for borrowers with incomes of 100 percent or less of area median income. We believe that these initiatives will contribute to our efforts to achieve our HUD goals.
     We believe that our assessment and approach to the management of credit risk continued to contribute in the second quarter of 2006 to the maintenance of a credit book of business with strong credit characteristics. The weighted average original loan-to-value ratio and the weighted average estimated mark-to-market loan-to-value ratio for our conventional single-family mortgage credit book of business were an estimated 70 percent and 54 percent, respectively, at June 30, 2006. The weighted average credit score for our conventional single-family mortgage credit book of business was an estimated 721 at June 30, 2006. As noted above, these estimates exclude an estimated 8 percent of our total single-family mortgage credit book of business as of June 30, 2006. We expect the inclusion of these products in our estimates would affect the averages set forth in this paragraph.
     Our conventional single-family delinquency measures remained low through June 2006. Our conventional single-family delinquency rate was 0.60 percent in June 2006, compared with 0.67 percent in March 2006 and 0.57 percent in June 2005.
Multifamily Credit Guaranty Business
     Our multifamily credit guaranty business is part of our Housing and Community Development (“HCD”) business segment, and is the largest driver of operating results within HCD. Our multifamily credit guaranty business provides financing for affordable and market-rate rental housing on a nationwide basis, thereby supporting both accessibility to financing and the liquidity of multifamily mortgage debt. We are one of the most active participants in the multifamily mortgage market. As of March 31, 2006, we estimate that we held or guaranteed approximately 17 percent of multifamily mortgage debt outstanding (including mortgage-related securities).
     Our total issuance of multifamily Fannie Mae MBS decreased by 51 percent to $1.2 billion for the quarter ended June 30, 2006, from $2.4 billion for the quarter ended March 31, 2006. This decrease was primarily due to a lower number of seasoned pool issuances in the second quarter of 2006. At June 30, 2006, total multifamily Fannie Mae MBS outstanding (including MBS held in our portfolio) was $64.9 billion, compared with $66.7 billion at March 31, 2006 and $72.5 billion at June 30, 2005.

     Multifamily real estate fundamentals continued to improve during the second quarter of 2006. For institutional-type multifamily properties (which are properties of significant size that typically are owned by large national or international investors), we estimate that vacancies continued to decline in the second quarter to an estimated 5.5 percent on a national basis, compared with an estimated 5.75 percent in the first quarter of 2006. Based on our analysis, we believe that quoted monthly rental rates have increased each quarter over the past year and continued to increase during the second quarter of 2006. We estimate that quoted monthly rental rates for institutional-type properties on a national level grew by about one percent during the second quarter of 2006, bringing quoted monthly rental rates to $990 on average for the second quarter of 2006, compared to $980 on average for the first quarter of 2006.
     Although apartment rental rates and vacancies have been steadily improving since late 2004, we believe that these positive trends may change over the second half of 2006 as a result of slowing job growth and escalating inventories of unsold condominiums. If the number of new jobs starts to stagnate, we expect household formation will also likely slow, thereby weakening demand for rental apartments. With rising interest rates, slowing job growth, affordability issues driven by historically high price appreciation in recent years, and the continued high volume of new condominium completions, we believe that a significant proportion of new condominium units may not be sold. We believe that many unsold units will instead be marketed as rental units, directly competing with traditional multifamily properties for new tenants. Considering these factors, we expect that multifamily vacancy and rental rates will stabilize at approximately current levels during the second half of 2006.
     We expect multifamily lending to decrease during the second half of 2006, due to declining apartment building sales. Recent sales trends and our internal projections indicate that there will be fewer multifamily borrowers in the next twelve months, and we believe that competition for these borrowers will remain intense. With competition for multifamily loans coming from such diverse sources as banks, insurance companies, originators of commercial mortgage-backed securities and collateralized debt obligations, we believe that multifamily lenders may relax their credit underwriting standards in order to obtain business from a shrinking pool of borrowers and multifamily collateral. We will closely monitor this potential trend, and will continue to base our acquisition decisions on our ongoing review and assessment of risk and pricing dynamics in the market.
     We believe that our adherence to disciplined credit standards continues to be reflected in our multifamily delinquency statistics, which remained within a low range through June 2006. Our multifamily delinquency rate was 0.19 percent in June 2006, compared with 0.26 percent in March 2006 and 0.10 percent in June 2005.
Capital Markets Group
     Our capital markets business supports our primary liquidity function by purchasing and selling mortgage loans and mortgage-related securities through a full range of economic and competitive conditions. Our capital markets group currently takes a conservative approach to managing the interest rate risk inherent in mortgage assets. We believe that the capital markets group’s direct investment in mortgages, funded by the issuance of debt, lowers mortgage rates, increases the liquidity of mortgages and gives assurance to mortgage investors of liquidity in future uncertain markets. Our capital markets group has a diversified funding base of domestic and international investors and is continually seeking to expand this base to increase the capital available to finance housing within the United States. In addition, the capital markets group supports our single-family credit guaranty and HCD businesses by fostering liquidity, and hence improving the price, of Fannie Mae MBS, and by providing on-balance sheet funding for mortgage assets that cannot be sold efficiently into the secondary market.
     Our capital markets group seeks to maximize long-term total returns, subject to our risk constraints, while supporting our chartered liquidity function. We pursue these objectives by purchasing, selling and managing mortgage assets based on market dynamics and our assessment of the economic attractiveness of specific transactions at given points in time.
     In this discussion of our activities, the amounts provided below for our gross mortgage portfolio and our portfolio purchases, liquidations and sales in 2005 and 2006 represent the unpaid principal balances, which are statistical measures rather than amounts computed in accordance with GAAP. These unpaid principal balance amounts do not reflect market valuation adjustments, allowance for loan losses, impairments, unamortized premiums and discounts and the impact of consolidation of variable interest entities. Our total debt outstanding also represents the unpaid principal balance at the end of 2005 and 2006 or, in the case of long-term zero coupon bonds, at maturity, and does not reflect the effect of currency adjustments, debt basis adjustments and amortization of premiums, discounts, and issuance costs. All of these amounts are subject to change as a result of our ongoing restatement and related audit.
     In the second quarter of 2006, competition for mortgage assets remained strong, driven in large part by aggressive bidding by U.S. commercial banks and other financial institutions. The general spread environment did not support any material shift in our investment outlook, and our investment activities reflected our assessment of the economic attractiveness of individual purchase or sale transactions at given points in time. Portfolio purchases increased to $60.4 billion in the second quarter of 2006, compared with $37.8 billion in the first quarter of 2006. Of the $60.4 billion in portfolio purchases during the second quarter of 2006, $54.9 billion were purchases of single-family mortgage loans and securities, and $5.5 billion were purchases of multifamily mortgage loans and securities. Portfolio sales during the second quarter increased to $15.4 billion, from $9.5 billion in the first quarter of 2006. This increase in both purchases and sales during the second quarter was due in part to our Benchmark REMIC issuance in June 2006. In June 2006, we resecuritized approximately $2.7 billion of our Fannie Mae MBS into Benchmark REMICs, which resulted in approximately $2.7 billion of incremental Fannie Mae MBS purchases and approximately $2.7 billion in portfolio sales. Portfolio liquidations in the second quarter of 2006 remained stable at $36.0 billion, compared with $34.6 billion in the first quarter of 2006. The net impact of our liquidations, purchases and sales during the second quarter of 2006 was a 1.3 percent increase in our gross mortgage portfolio balances, to $730.9 billion at June 30, 2006 from $721.5 billion at March 31, 2006.
     As described above under “Settlements with OFHEO and SEC—OFHEO Settlement,” we agreed to OFHEO’s issuance of a consent order on May 23, 2006. The consent order includes a provision that, except in limited circumstances at OFHEO’s discretion, we may not increase our net “mortgage portfolio” assets above the amount shown in our minimum capital report to OFHEO for December 31, 2005 ($727.7 billion). Net “mortgage portfolio” assets that are reported to OFHEO under the consent order reflect GAAP adjustments, including mark-to-market adjustments for available-for-sale securities, allowance for loan losses, and unamortized premiums and discounts. These adjustments are not reflected in the “gross mortgage portfolio” balances referenced above or in the table below. We currently estimate that our net “mortgage portfolio” assets at June 30, 2006 were approximately $720 billion.
     Based on current market conditions, including strong demand for mortgage assets by other investors, we believe that the rate of liquidations in our mortgage portfolio will provide ample ability for us to support liquidity in the secondary market while maintaining our net mortgage portfolio assets below the limit prescribed in the OFHEO consent order. Given our need to remediate our identified control deficiencies, the business plan we submitted to OFHEO in July 2006, which remains subject to OFHEO’s approval, did not request an increase in the current limitation on our mortgage portfolio during 2006. If market conditions change significantly, the portfolio limit could constrain our ability to capitalize fully on economically attractive opportunities to add mortgage assets to our portfolio. We regularly meet with OFHEO to discuss current market conditions and our mortgage and capital markets activities. In addition, we will contact OFHEO immediately if the market environment changes markedly and we determine that such changes could limit our ability to provide liquidity in the secondary mortgage market, meet our housing goals, or compete effectively in the secondary mortgage market while remaining within the portfolio limit prescribed by OFHEO. We also anticipate submitting an updated business plan to OFHEO in early 2007 that will take into account our completed remediation efforts at that time. The business plan also may include a request for modest growth in the mortgage portfolio as previously provided for in the OFHEO consent order.

     The following table sets forth the composition of our gross mortgage portfolio for the quarters ended June 30, 2005 through June 30, 2006:
Gross Mortgage Portfolio 1/
Dollars in millions

	6/30/2006	3/31/2006	12/31/2005	9/30/2005	6/30/2005

Fannie Mae MBS	$325,575	$328,353	$341,712	$351,334	$414,901

Loans	262,483	257,939	252,853	249,471	247,292

Non-Fannie Mae Securities:

Agency 2/	33,362	31,881	31,041	29,561	37,223

Non-Agency 3/	109,486	103,371	101,939	97,821	109,163

Total Non-Fannie Mae Securities	142,848	135,252	132,980	127,382	146,386

Total	$730,906	$721,544	$727,545	$728,187	$808,579

1/	The “gross mortgage portfolio” balances set forth in this table represent unpaid principal balances, which are statistical measures rather than amounts computed in accordance with GAAP. These unpaid principal balance amounts do not reflect market valuation adjustments, allowance for loan losses, impairments, unamortized premiums and discounts and the impact of consolidation of variable interest entities. We currently estimate that our net “mortgage portfolio” assets at June 30, 2006, calculated as described in the OFHEO consent order, were approximately $720 billion. Amounts included in this table are subject to change as a result of our ongoing restatement and related audit.

2/	Consists of mortgage-related securities issued by Freddie Mac and Ginnie Mae.

3/	Consists of mortgage-related securities issued by entities other than Freddie Mac and Ginnie Mae (also referred to as “private-label securities”).
Over 90 percent of non-agency securities held in our portfolio at June 30, 2006 were rated AAA/Aaa by Standard & Poor’s and Moody’s Investors Service.
     On June 20, 2006 we issued our first Benchmark REMIC™ securities, which were brought to market through a traditional dealer syndicate underwriting process in an effort to facilitate broader distribution and secondary market support of the securities. These multiple-class REMIC securities were introduced as part of our ongoing efforts to meet the needs and preferences of our current and potential mortgage-backed securities investors, with features designed to enhance price transparency and liquidity. We believe that our Benchmark REMIC issuance was well-received by the marketplace, as evidenced by pricing relative to similar securities, as well as the quality and broad global distribution of the investor base.
     Our total debt outstanding was $791.7 billion at June 30, 2006, compared with $768.1 billion at March 31, 2006. We have continued to experience strong demand for our debt securities as evidenced by consistently large purchases by domestic institutional investors and strong purchases by Asian and other foreign investors.
     On July 20, 2006, the Federal Reserve Board implemented revisions to its payment systems risk policy that require the government sponsored enterprises, including Fannie Mae, to fully fund their accounts at the Federal Reserve Banks before the Federal Reserve Banks, acting as our fiscal agent, will release principal, interest and redemption payments to debt and mortgage-related securities investors. In response to these changes, we have developed various funding vehicles with market participants in order to fund our payment obligations.
     We maintain a disciplined approach to managing interest rate risk in our portfolio. Our approach to managing interest rate risk generally includes selling callable debt or utilizing basic interest rate options to offset between 50 and 80 percent of the prepayment risk inherent in the mortgage assets we purchase at the time of acquisition. We also manage our interest rate risk by actively rebalancing our portfolio to maintain a close match between the durations of our assets and liabilities. We believe that the general effectiveness of our interest rate risk management strategies is reflected in our portfolio’s monthly average duration gap. Our average monthly effective duration gap was one month in April 2006, zero months in May 2006 and minus one month in June 2006. This measure has not exceeded plus or minus one month for any month since October 2004.
     The total notional value of outstanding derivative instruments used to hedge interest rate risk in our portfolio increased to $702.5 billion at June 30, 2006, compared with $648.9 billion at March 31, 2006.

Administrative Expenses
     Administrative expenses totaled an estimated $788 million for the second quarter of 2006, compared to an estimated $512 million for the second quarter of 2005, and approximately $1,516 million for the first six months of 2006, compared to approximately $952 million for the first six months of 2005. Costs associated with the restatement process and related regulatory examinations, investigations and litigation significantly increased administrative expenses for the second quarter of 2006. These costs, which do not include costs attributable to or associated with the preparation of our financial statements for periods subsequent to 2004, totaled approximately $286 million for the second quarter of 2006, compared to an estimated $101 million for the second quarter of 2005, and $573 million for the first six months of 2006, compared to approximately $147 million for the first six months of 2005. Based on our current projections, we estimate restatement and related regulatory costs, including costs associated with technology investments, our litigation defense, regulatory investigations and our agreement with OFHEO, will total over $800 million for full year 2006. We anticipate that these costs will continue to have a substantial impact on administrative expenses until the restatement is completed.
Gulf Coast Hurricanes
     In our Form 12b-25 filed on May 9, 2006, we reported that our estimated after-tax losses associated with Hurricanes Katrina and Rita would be in a range of $170 million to $280 million. As a result of our ongoing assessment of the potential impact of Hurricanes Katrina and Rita, including our ongoing loss mitigation activities, we have reduced and refined our estimated after-tax losses to a range of $130 million to $210 million. This reduction in our estimate is the result of several factors, including the liquidation of a number of the loans relating to flooded properties from our mortgage portfolio and the receipt of more insurance funds than previously expected on the flooded properties. In the second quarter of 2006, we have adjusted our loan loss allowance for Hurricanes Katrina and Rita to reflect the low end of our revised estimate. Further adjustments to this estimate are possible as we continue to monitor this issue.
Disclosures Regarding Certain Risks and Risk Management Practices
     Pursuant to a September 1, 2005 agreement with OFHEO, we are providing the following periodic disclosures regarding risks and risk management practices.
Subordinated Debt
     We have committed to issue subordinated debt in a quantity such that the sum of total capital (core capital plus general allowance for losses) plus the outstanding balance of qualifying subordinated debt will equal or exceed the sum of outstanding Fannie Mae MBS times 0.45 percent and total on-balance sheet assets times 4 percent. Subordinated debt will be discounted for the purposes of this calculation during the last five years before maturity in the following manner: one-fifth of the outstanding amount is excluded each year during the instrument’s last five years before maturity. When remaining maturity is less than one year, the instrument is entirely excluded. We have determined that, as of June 30, 2006, our outstanding subordinated debt plus total capital exceeded the sum of 0.45 percent of outstanding Fannie Mae MBS plus 4 percent of total on-balance sheet assets. This determination that we are in compliance with our subordinated debt commitment reflects our current assessment of accounting issues we are reviewing and their estimated financial impact.
Liquidity Management
     We have made a commitment to maintain a functional contingency plan providing for at least three months of liquidity without relying upon the issuance of unsecured debt, and to periodically test the contingency plan in consultation with our OFHEO Examiner-in-Charge. As of June 30, 2006, we were in compliance with our commitment to maintain and test our contingency plan.
Interest Rate Risk
     Pursuant to the September 1, 2005 agreement with OFHEO, we agreed to provide periodic public disclosures regarding the monthly averages of our duration gap. We disclose the duration gap on a monthly basis in our Monthly Summary Report, which is available on our website and submitted to the SEC in a current report on Form 8-K. We submitted our most recent Monthly Summary report to the SEC in a Form 8-K on July 31, 2006. The duration gap on our portfolio averaged one month in April 2006, zero months in May 2006, and minus one month in June 2006.
We also agreed to provide public disclosure regarding the impact on our financial condition of both a 50-basis point shift in rates and a 25-basis point change in the slope of the yield curve. We will begin providing this disclosure once we have current financial statements.

Credit Risk
     Pursuant to the September 1, 2005 agreement with OFHEO, we agreed to provide quarterly assessments of the impact on our expected credit losses from an immediate 5 percent decline in single-family home prices for the entire United States.
     The estimated sensitivity of our expected future credit losses to an immediate 5 percent decline in home values for single-family mortgages at March 31, 2006 (the most recent date for which data are available), prior to the receipt of private mortgage insurance claims or any other credit enhancements, was $2,229 million, or approximately 0.11 percent of our single-family mortgage credit book of business, compared with approximately 0.11 percent at March 31, 2005.
     After receipt of mortgage insurance and other credit enhancements, the estimated sensitivity of our expected future credit losses to an immediate 5 percent decline in home values for single-family mortgages at March 31, 2006, was $1,077 million, or approximately 0.05 percent of our single-family mortgage credit book of business, compared with approximately 0.05 percent at March 31, 2005.
     The estimates in the preceding paragraphs are based on conventional single-family mortgage loans (consisting of single-family loans held in our portfolio, underlying Fannie Mae MBS held in our portfolio and held by others, and underlying certain whole loan REMICs) and certain government mortgage-related securities, and exclude other non-Fannie Mae mortgage-related securities held in our portfolio, mortgages secured only by second liens and reverse mortgages. We expect the inclusion in our estimates of these excluded products may impact the estimated sensitivity set forth in the preceding paragraphs.
Risk Ratings
     We agreed to seek to obtain a rating, which will be continuously monitored by at least one nationally recognized statistical rating organization, that assesses, among other things, the independent financial strength or “risk to the government” rating of Fannie Mae operating under its authorizing legislation but without assuming a cash infusion or extraordinary support of the government in the event of a financial crisis. We also agreed to provide periodic public disclosure of this rating.
     Standard & Poor’s current “risk to the government” rating for Fannie Mae is AA- and on CreditWatch Negative. Standard & Poor’s continually monitors this rating. The rating has remained on CreditWatch Negative since September 23, 2004.
     Moody’s Investors Service’s current “Bank Financial Strength Rating” for Fannie Mae is B+ with a stable outlook. Moody’s Investors Service continually monitors this rating.
Investigation and Legal Proceedings
Ongoing U.S. Attorney’s Office Investigation
     The investigation by the U.S. Attorney’s Office for the District of Columbia into our accounting policies and practices remains open. Our settlement with the SEC resolved only the claims asserted against us in the SEC’s civil proceeding, and did not resolve any issues that may be pursued by the U.S. Attorney’s Office. At this time, we cannot predict when this investigation will be closed or what the eventual outcome of this investigation will be.
Pending Class Action Lawsuits
     A number of lawsuits have been filed against Fannie Mae and certain of our current and former officers and directors relating to the accounting matters discussed in our SEC filings, OFHEO’s interim and final reports, and the report issued by the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP on the results of its independent investigation. These suits are currently pending in the U.S. District Court for the District of Columbia and fall within three primary categories: a consolidated shareholder class action and two related shareholder lawsuits, a consolidated shareholder derivative lawsuit, and a consolidated ERISA-based class action lawsuit.
     The consolidated shareholder class action generally alleges that the company and certain former officers and directors, as defendants in the lawsuits, made false and misleading statements in violation of the federal securities laws in connection with certain accounting policies and practices. The two related shareholder lawsuits assert various federal and state securities law and common law claims against the company and certain of its current and former officers and directors based upon essentially the same alleged conduct as that at issue in the consolidated shareholder class action, and also assert insider trading claims against certain former officers. Discovery has commenced in the consolidated shareholder class action following the denial of the defendants’ motions to dismiss. The two shareholder cases were filed by institutional investors seeking to proceed independently of the putative class of shareholders in the consolidated shareholder class action, but the court has consolidated these cases as part of the consolidated shareholder class action. On April 17, 2006, the plaintiffs in the consolidated class action filed an amended complaint that adds purchasers of publicly traded call options and sellers of publicly traded put options to the putative class and seeks to extend the end of the putative class period from September 21, 2004 to September 27, 2005. On June 30, 2006, the institutional plaintiffs in the two shareholder lawsuits filed amended complaints containing additional allegations regarding improper accounting practices.
     The consolidated shareholder derivative lawsuit asserts claims purportedly on behalf of Fannie Mae against certain of the company’s current and former officers and directors. The company is named as a nominal defendant. Generally, the complaint alleges that the defendants breached their fiduciary duties to Fannie Mae and that the company was harmed as a result. The company’s and the other defendants’ motions to dismiss the consolidated shareholder derivative lawsuit are pending.
     The consolidated ERISA-based class action lawsuit alleges that Fannie Mae and certain of our current and former officers and directors violated the Employee Retirement Income Security Act of 1974. The plaintiffs in the consolidated ERISA-based lawsuit purport to represent a class of participants in Fannie Mae’s Employee Stock Ownership Plan. Their claims are also based on alleged breaches of fiduciary duty based on the accounting matters discussed in OFHEO’s interim report. A motion to dismiss this lawsuit is pending.
     An unfavorable outcome in any of these lawsuits could have a material adverse effect on our business, financial condition and results of operations, but we are unable to reasonably estimate a range of possible losses at this time. Accordingly, we have not recorded a reserve for these litigation exposures.
Legislative and Regulatory Developments
     The U.S. Congress is considering legislation to strengthen regulatory oversight of the government-sponsored housing enterprises (“GSEs”). We support these efforts as part of restoring the market’s trust and confidence in Fannie Mae, which, in turn, is critical to our ability to fulfill our mission of raising capital to finance residential housing.
     The Senate Committee on Banking, Housing and Urban Affairs and the House Financial Services Committee each advanced GSE regulatory oversight legislation last year during the first session of the 109th Congress. On July 28, 2005, the Senate Committee on Banking, Housing and Urban Affairs passed S. 190, the Federal Housing Enterprise Regulatory Reform Act of 2005, as amended, by a vote of 11 to 9. This bill has not yet been brought to the floor of the Senate for a vote. On October 26, 2005, the House of Representatives passed H.R. 1461, the bill reported by the House Financial Services Committee, by a vote of 331-90. The separate Senate and House bills address key elements of the GSEs’ business and regulation, including regulatory structure, capital standards, receivership, scope of GSE activities, affordable housing goals, portfolio composition and size, and expanded regulatory oversight over GSE directors, officers, employees and certain affiliated parties. The House bill also provides for a fund to support affordable housing to be funded by a specified percentage of our profits.
     The enactment into law of the various legislative provisions under consideration, depending on their final terms and on how they are applied by our regulator within the scope of its authority, could have a material adverse effect on future earnings, shareholder returns, ability to fulfill our mission, and ability to recruit and retain qualified officers and directors. It is also possible that in the legislative process provisions could be enacted that go beyond the elements described above and that further alter Fannie Mae’s charter and ability to fulfill its affordable housing mission.
     We cannot predict the timing or content of any legislation that may be passed or its impact on our financial prospects.
     On June 13, 2006, the U.S. Department of the Treasury announced that it would undertake a review of its process for approving our issuances of debt. On the same date, HUD also announced that it will conduct a review of our investments and holdings, including certain equity and debt investments classified on our financial statements as “other assets/other liabilities,” to determine whether our investment activities are consistent with our charter authorities. We will continue to cooperate with these reviews by our regulators. We cannot predict the outcome of these reviews or whether our regulators will seek to restrict our current business activities as a result of these or other reviews.